Exhibit 21.1

Subsidiaries of Mediacom Broadband LLC

	State of Incorporation	Names Under which
Subsidiary	or Organization	Subsidiary does Business

Mediacom Broadband Corporation	Delaware	Mediacom Broadband Corporation
MCC Georgia LLC	Delaware	MCC Georgia LLC
MCC Illinois LLC	Delaware	MCC Illinois LLC
MCC Iowa LLC	Delaware	MCC Iowa LLC
MCC Missouri LLC	Delaware	MCC Missouri LLC